

A Growing Market of Energy Efficiency and Sustainability

We are at the forefront of a transformative shift in energy efficiency and sustainability, pioneering the latest generation of highly efficient heat pumps that we are now tailoring for the USA market. Our innovative approach combines cutting-edge technology with unparalleled efficiency, aiming to redefine comfort and energy savings in homes and businesses across the nation.

As we look to the future, we are committed to developing a new generation of heat pumps that promise to be even smaller, easier to install, and significantly more efficient. This breakthrough technology will not just a game changer for the USA, but has the potential to impact the global market, offering unparalleled energy savings and environmental benefits.

By investing in our vision, you are not only contributing to a more sustainable future but also positioning yourself at the leading edge of a market poised for exponential growth. Join us in revolutionizing the way we heat and cool our spaces, making a lasting impact on energy consumption and the environment worldwide.

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Help Us Get Dalrada Home Heat Pumps into Every Household Nationwide

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